UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 10, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 10th, 2020

DATE, TIME AND PLACE: December 10th, 2020, at 12.30 p.m., by videoconference

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To resolve on the Statutory Audit Committee’s budget for the year of 2021; (5) To resolve on the ESG Committee - Environmental, Social & Governance; (6) To acknowledge on the Industrial Plan and to resolve on the Company’s budget for the year of 2021; (7) To resolve on the Company’s Strategic Projects; (8) To resolve on the Payment Proposal of the Interest on Shareholders’ Equity (“IE”) of the Company; (9) To resolve on the amendment of the Trademark License Agreement with Telecom Italia S.p.A.; (10) To resolve on the amendment proposal of the Anticorruption Policy; (11) Presentation on the Brazilian General Data Protection Law (LGPD) activities; (12) To resolve on the Self-Assessment Questionnaire of the Company’s Board of Directors members; and (13) To resolve on the Corporate Calendar for the year of 2021.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 10th, 2020

the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on December 9th, 2020, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR, with special emphasis on the Company's ISO 37001 certification process, which was presented by the Company's Compliance area, as responsible for the Anti-Bribery/Anti-Corruption Management System (“SGAA”), in its Anti-Bribery/Anti-Corruption Compliance function.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on December 9th, 2020, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE, with special emphasis on the Company's ISO 37001 certification process, which was presented by the Company's Compliance area, as responsible for the Anti-Bribery/Anti-Corruption Management System (“SGAA”), in its Anti-Bribery/Anti-Corruption Compliance function.

(3) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on December 9th, 2020, as per Mr. Nicandro Durante’s report, Chairman of the CCR.

(4) As provided by CVM Instruction nº 509/2011 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the year of 2021, exclusively intended for the purpose of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

(5) The Board members approved the creation of the ESG Committee - Environmental, Social & Governance (“ESG Committee”), according to the best practices of corporate governance adopted by the market, as well as its respective internal ruling, based on the favorable opinion of the CCR, recorded at its meeting held on December 9th, 2020.

In view of the above resolution, the Board members approved the composition of the ESG Committee with 5 (five) members, all members of the Company's Board of Directors, namely: Messrs. Nicandro Durante, Carlo Nardello, Pietro Labriola and Gesner José de Oliveira Filho and Ms. Sabrina Di Bartolomeo.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 10th, 2020

Finally, the Board members, in view of the proposal submitted by the Company's management, approved the compensation of the ESG Committee members, based on the material presented and the favorable opinion of the CR, recorded at its meeting held on December 9th, 2020.

(6) Messrs. Pietro Labriola, Diretor Presidente (Chief Executive Officer) of the Company, and Adrian Calaza, Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer) of the Company, presented the general conditions of the Company’s Industrial Plan for the years of 2021-2023. After the presentation, the Board members acknowledged on and approved the budget guidelines of the Company, to be used for the year of 2021.

(7) After the presentation made by Adrian Calaza, Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer) of the Company, and Stefano Lisa, representative of the Business Evaluation area, on the studies carried out and the proposal of segregating the assets and services of residential broadband fiber infrastructure, the Board members approved the incorporation of a company by the Company to provide such services and authorized the Officers of the Company to negotiate and enter into terms, agreements, contracts, documents and everything else necessary, under the terms and conditions of the supporting material filed at the Company's head office. In this sense, the Officers and/or attorneys-in-fact of the Company are authorized to sign any and all documents that are necessary and to perform all acts legally required for the execution of the agreements referred to in the supporting material, including, if necessary, requesting and obtaining the necessary prior approvals from the competent regulatory bodies.

(8) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$583,000,000.00 (five hundred and eighty-three million Reais) as Interest on Shareholders’ Equity ("IE"), at R$0.240868584 (zero point two, four, zero, eight, six, eight, five, eight, four Reais) of gross value per share. The payment will be made by January 22nd, 2021, without the application of any monetary restatement index, considering the date of December 18th, 2020 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 10th, 2020

be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(9) Approved the execution, for the period of 3 (three) years from January 1st, 2021, of the amendment to the license agreement for the use of the TIM and other trademarks owned by Telecom Italia S.p.A. and/or its subsidiaries, parent companies or under common control, between, on the one hand, the Company and its direct or indirect subsidiaries, and, on the other hand, Telecom Italia S.p.A. itself and/or its subsidiaries, parent companies, or under common control, keeping the same conditions of the agreement in force, including the compensation in the amount of 0.5% (five tenths percent) calculated on the Company's net revenue, all based on the favorable opinion of the CAE, recorded at its meeting held on December 9th, 2020, and in the studies and opinions of the specialized offices that confirmed the regularity of the agreement in all spheres, according to the material presented.

(10) Approved the amendment of the Company's Anticorruption Policy, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on December 9th, 2020.

(11) Acknowledged on the progress of the Brazilian General Data Protection Law (LGPD), in particular the activities, the deadlines established for the execution of each of the steps indicated in the Company’s project and the implementation of the necessary measures in accordance with the legislation in force.

(12) The Board members evaluated the current model of the Board of Directors’ members’ Self-assessment Questionnaire and approved its adoption for the next fiscal year, as presented by Mr. Jaques Horn, Legal Officer.

(13) Approved the proposal for the Company's Calendar of Corporate Events for the year of 2021.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 10th, 2020

Rio de Janeiro (RJ), December 10th, 2020.

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 10, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer